Executive Summary

ABOUT BLACKFULLNESS

Blackfullness is a user-ready Apple and Android based mobile app designed for African-Americans and is funded in part by a grant from the National Institutes of Health and with content developed in the Clinical Psychology Department at Spelman College. The app is being commercialized by Special Sauce, Inc. which was co-founded by Sonia Russell, a Black woman and David L. Walker, a Black same-gender loving man. Blackfullness connects African-Americans in Colleges/Universities, Religious/Spiritual Orgs, For Profit/Non Profit Companies, Governmental Agencies and beyond to culturally relevant mindfulness practices that support stress-reduction and healing justice in scientifically proven ways. Blackfullness offers a product feedback loop that assesses and improves the relevancy and efficacy of the app content and UI experience with a core strategy of consistently "Listening to the People".

With cultural relevance, data, gamification, and real-life parallels as our major cornerstone differentiators, Blackfullness:

- Educates African-Americans on the scope of mindfulness and its benefits with clinically supported data
- Creates an incubation space for African-Americans to identify, expand, evolve and incorporate mindfulness accessible and easily into their daily lives.
- Offers a garden building gamification component that connects to a real life parallel of building community gardens in underserved urban communities.
- Connects African-Americans at all levels of mindfulness to established mindfulness practitioners and to each other in a safe and healing environment.

Mindfulness, in various forms, has proven results in reducing stress; easing anger and anxiety; and providing the mental, emotional, spiritual and physical fortitude required to stay grounded and present in challenging and even life-threatening situations.

Centuries of systemic oppression have had a considerable impact on the physical, emotional and spiritual well-being of African Americans, specifically, and people of African descent, globally. Despite these challenges, we survive, we flourish, and we thrive... yet it is often at the expense of our own mental and physical self care.

Mindfulness is a form of **healing justice**, holistically responding to and intervening on generational trauma and violence, and bringing collective practices that can impact and transform the consequences of oppression on our bodies, hearts and minds.

We believe that identifying or establishing and maintaining consistent mindfulness practices can heal our minds, bodies and souls and has been proven to result in significant stress reduction. Our Mission is to:

- Educate underserved communities on the benefits of a consistent mindfulness practice
- Establish and maintain consistent mindfulness practices for newcomers
- Create opportunities for those with regular mindfulness practices to expand and elevate their current practice
- Educate people on what "mindfulness is and can be"

WE INTEND TO DO THAT BY:

- Making mindfulness widely accessible using technology that is intuitive, easy to use, fun, and culturally relevant for African Americans
- Curating various mindfulness practices that are culturally relevant to African Americans, giving them the opportunity to recognize existing practices and explore new ones
- Being a conduit of healing through mindfulness practices and community connection, by having 1,000,000 users by 2022
- Cultivating relationships with urban-centered community gardens to support the perpetuation of mindful food justice

KEY FEATURES OF THE APP

- Uses the 4 Basic Elements as a container for the various mindfulness practices available.
    - WATER: Prayer, Affirmations, Meditation (including sleep sounds/timers), Yoga
    - EARTH: Music, Ancestral Connections, Grounding Exercises, Prosperity/Abundance practices
    - AIR: Goal Setting, Mood tracking, Journaling, Breathing Exercises
    - FIRE: Lifestyle/Real life application: nutrition/wellness, movement, social justice, gardening, being in nature, art activism and more.
- Includes a Gamification element of a community garden with a real-life parallel of supporting urban community gardens in under-served areas
- Is the only app created and designed for African Americans by African Americans with a focus on education and cultivation of mindfulness practices that go beyond meditation and supports stress reduction in a way that is culturally relevant.

THE PROBLEM

(Excerpted from: Oregon Consulting Group, Charles H. Lundquist College of Business, University of Oregon)

African Americans experience more stress-related health disparities than other racial or ethnic groups. More than 75% of African Americans are overweight or obese as compared with 67.2% of White Americans. African Americans are also 1.7 times more likely to have diabetes than non-Hispanic Whites. These illnesses are strongly linked to stress. Chronic stressors associated with health disparities include perceived discrimination (76% of African American adults report experiencing everyday discrimination), as well as neighborhood, daily, family, acculturative, environmental, and maternal stress. Cumulative stress exerts physiological and biological effects on the body, ultimately manifesting as illness.

Common Stressors for African Americans include:

- Workplace Stressors and Discrimination that affect work performance-based on the color of their skin can have negative impact on the physical and mental health
- Racial Disadvantage due to the long racial history within America
- Geographic Stressors, including segregation and location-based disparities, lead to higher levels of stress among
- Structural Racism leads to a lack of trust
- Social Determinants, such as the neighborhoods they live in, their employment, or unfair treatment from government institutions, lack of access to fresh food and public spaces
- Food deserts and lack of safe, clean public spaces

These Stressors result in Adverse Health effects for African Americans in that:

- Stress is strongly linked to adverse physical health, making it a contributor to the overall health disparities experienced by African-Americans
- African Americans lead all races in Allostatic Load, or the wear and tear on the body caused by prolonged and ongoing stress

Mindfulness is seen to boost people's health, specifically when looking at stress. Less stress leads to a longer life expectancy and a reduction in allostatic load. Using the emotional support of others is a common and a particularly effective way of coping of stress among African-Americans. Common stress-coping behaviors employed within the African American community include relying on group-derived strengths and resources, as well as both religious or spiritual rituals and practices. Generally, mindfulness uses meditative practices to cultivate purposeful, nonjudgmental attention to current thoughts, emotions, and physical sensations in the body to reduce stress and promote health. Current mindfulness approaches have failed to engage the African American population, in part due to lack of inclusion in mindfulness studies. However, there is also evidence that members of this population feel existing universal mindfulness interventions are at odds with African American culture, suggesting a need for culturally-relevant adaptations of evidence-based mindfulness interventions. Our long-term goal is to mitigate health disparities in the African

American community by delivering evidence-based, stress-coping interventions in an efficient, culturally-relevant format, and to expand the understanding of what mindfulness is and can be.

TARGET MARKETS

Churches: 83% of African-Americans attend church at least once per month, representing a total population of roughly 30 million. 47% of African-Americans attend church weekly, with 36% attending at least a few times per year (Pew Research Center).

Community centers: Community organizations and Centers offer a broad range of wellness and mindfulness activities. They are receptive to programs and products that are evidence-based. 21% of Americans attend their local community centers each year, that is, approximately 8.4 million African Americans.

Universities: All Universities have wellness centers and a majority offer a variety of mindfulness services to their students. Students at universities are one of the most receptive groups when it comes to mindfulness because of their willingness to learn and try out new things, alongside being one of the highest technologically fluent groups.

Corporations: Corporate employees are oftentimes stressed and companies implement wellness programs to help alleviate these stressors and assist with employee engagement. Furthermore, Africans Americans in the workplace also encounter numerous unique stressors due to their race.

POTENTIAL ADDITIONAL MARKETS

EAP (Employee Assistance Program) providers are a promising distributor for Blackfullness based on their specialization in behavioral health and their unique ability to access a large proportion of companies interested in mindfulness.

The Military is a government organization with a large percentage of African American active members, and as many soldiers deal with persistent stress, mindfulness programs have been implemented to decrease stress.

- 29.78% of Military Men and 17.02% of Military Women are African American (Statista)

The Veteran Affairs is a large government agency that has access to a large and highly-stressed population, but has already partially addressed the need with their own mindfulness app.

- 11.8% of the 18.2 million Veterans in the United States are African-American, representing a population of 2.14 million

US Postal Service 21% of the approximately 500,000 USPS employees are African American

ABUNDANCE OF GROWTH POTENTIAL AND COMPETITION

“Calm today announced that it has raised $75 million in Series C financing, valuing the company at $2 billion USD.”
From: Calm Hits $2 Billion Valuation, Expands into Wellness at Work

“At present, the mindfulness meditation apps market is highly consolidated. Two players – Calm and Headspace – hold about 70% of the market share.”
From: Mindfulness Meditation Apps Market – Latest Report on the Current Trends in the Industry

“Over the course of 2018, the top 10 meditation apps alone ended up generating $128 million in revenue. That was a huge increase from just a few years prior, when the top 10 meditation apps of 2015 had only pulled in just over $8 million in revenue. In 2019, the top 10 meditation apps grew revenues to $195 million.”
From: Top 10 Meditation apps pulled $195M in 2019 up 52% from 2018

“The mindfulness meditation application market is anticipated to be valued USD 4.4 billions by the year 2027. With the rise of popularity of mental health apps, the market revenue is also noted to accelerate from USD 189.64 million in the year 2018 to USD 4.4 billion by the year 2027, with a CAGR of 41.3%.”
From: 22 Meditation App Market Statistics Worth Knowing

“Meditation and mindfulness are the fastest-growing health trends in America, with nearly 40% of people reporting weekly meditation and breathwork sessions.”
From: What’s Next For The Mindfulness Industry?

“North America will continue being the leading market for mindfulness meditation application, with the majority of Americans practicing meditation on a regular basis. With people seeking ways to unwind and de-stress, citizens across the U.S. and Canada are making use of mindfulness meditation applications on a regular basis.”
From: Mindfulness Meditation Apps Market Forecast, Trend Analysis & Competition Tracking - Global